UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
TARGANTA THERAPEUTICS CORPORATION
(Name of Subject Company)
TARGANTA THERAPEUTICS CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
87612C100
(CUSIP Number of Class of Securities)
Daniel S. Char
Vice President, General Counsel and Secretary
222 Third St., Suite 2300
Cambridge, MA 02142
(617) 577-9020
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
Marc A. Rubenstein, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment
     This Amendment No. 1 (“Amendment No. 1”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on January 27, 2009 (the “Schedule 14D-9”) by Targanta Therapeutics Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 and this Amendment No. 1 relate to the tender offer by Boxford Subsidiary Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of The Medicines Company, a Delaware corporation (the “Parent”), as disclosed in a Tender Offer Statement on Schedule TO, dated January 27, 2009 (the “Schedule TO”), filed by the Purchaser and the Parent, to purchase all the outstanding shares of common stock, par value $0.0001 per share, of the Company, for consideration of (1) $2.00 per common share, net to the seller in cash, plus (2) the contractual right to receive up to an additional $4.55 per common share in contingent cash payments if specified regulatory and commercial milestones are achieved within agreed upon time periods, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2009, and in the related Letter of Transmittal, which together with the Offer to Purchase constitutes the “Offer.” The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(2) and (a)(3), respectively, to the Schedule 14D-9.
     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of January 12, 2009 (the “Merger Agreement”), among the Company, the Purchaser and the Parent, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the surviving entity, the Company, becoming a direct wholly-owned subsidiary of the Parent.
     Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings given in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 1, except that such information is hereby amended to the extent specifically provided herein.

Item 8.	Additional Information.
     Item 8 of Schedule 14D-9 is hereby amended by replacing the existing Item 8(g) in its entirety with the following:
(g) Recent Developments.
     On January 21, 2009, a lawsuit was filed in the Superior Court for Suffolk County, Massachusetts against the Company, each member of the Company’s Board, the Parent and the Purchaser. The action is brought by Martin Albright and Vito Caruso, who claim to be stockholders of the Company, on their own behalf, and seeks certification as a class action on behalf of all of the Company’s stockholders, except the defendants and their affiliates. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to the Company’s stockholders in connection with the Offer and that the consideration being offered pursuant to the Offer is unfair. The complaint seeks injunctive relief enjoining the Offer, or, in the event the Offer has been consummated prior to the court’s entry of final judgment, rescinding the Offer. The complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys’ and experts’ fees and expenses. The plaintiffs amended the complaint on February 2, 2008 to allege that this Schedule 14D-9 is materially misleading and/or incomplete. The Company and the Company Board believe the allegations in the complaint and the amended complaint are without merit.
     The foregoing summary is qualified in its entirety by reference to the complaint and the amended complaint, filed as Exhibits (e)(9) and (e)(10) hereto, respectively, and are incorporated herein by reference.

Item 9.	Exhibits.
     Item 9 of Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit No.	Description
(e)(10)	Amended complaint filed on February 2, 2009 in the Superior Court for Suffolk County, Massachusetts.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2009	TARGANTA THERAPEUTICS CORPORATION
	By:	/s/ Daniel S. Char
Daniel S. Char
Vice President, General Counsel and Secretary